SECUR 04002942 [MISSION

Wasnington, D.C. ~~~~

RECEIVED MAR - 1 2004 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01 /01 /03__ AND ENDING __12/31/03__
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEBSTER Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__145 Bank St INV 240__
(No. and Street)

__Waterbury__   __CT__   __06702__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Walter R Costenbader__   __(860) 314-3228__
                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KPMG__

(Name – if individual, state last, first, middle name)

__Cityplace II__   __Hartford__   __CT__   __06103__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Thomas N. Howe_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Webster Investment Services, Inc_____ , as
of _____December 31_____ , 20_03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____

Kathleen C. Kirkness
Notary Public

KATHLEEN C. KIRKNESS
NOTARY PUBLIC
My Commission Expires June 30, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Webster Investment Services, Inc.
(A Wholly-Owned Subsidiary of Webster Bank)

Financial Statements

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Table of Contents



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
Webster Investment Services, Inc.:

We have audited the accompanying statements of condition of Webster Investment Services, Inc. (a wholly-owned subsidiary of Webster Bank) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Webster Investment Services, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, Connecticut
February 24, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Condition

		December 31,	
		2003	2002
Assets			
Cash and cash equivalents	$	2,342,339	1,878,547
Receivables from brokers and clearing organizations		550,888	481,742
Premises and equipment, net (Note 4)		214,588	205,115
Income taxes receivable		—	63,346
Other assets		7,510	—
Total assets	$	3,115,325	2,628,750
Liabilities and Shareholder's Equity			
Liabilities:			
Due to Parent Company (Note 3)	$	111,296	114,277
Accrued income taxes		69,148	—
Accrued expenses and other liabilities		700,788	600,331
Total liabilities		881,232	714,608
Shareholder's equity:			
Common stock (without par value; 5,000 shares authorized; 50 shares issued)		—	—
Additional paid-in capital		1,914,142	1,914,142
Retained earnings		319,951	—
Total shareholder's equity		2,234,093	1,914,142
Total liabilities and shareholder's equity	$	3,115,325	2,628,750

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Income

For the years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions from customer transactions	$ 11,219,139	10,149,774
Investment advisory income	202,098	147,796
Other	175,099	446,219
Total revenues	11,596,336	10,743,789
Expenses:		
Employee compensation and benefits (Note 5)	7,297,714	7,048,633
Commissions and other costs paid to clearing broker (Note 3)	752,289	686,456
Costs allocated from Parent Company (Note 3)	836,052	473,532
Marketing	299,512	391,153
Occupancy, furniture and equipment	127,591	236,313
Professional services	130,000	162,395
Supplies	144,662	126,759
Regulatory and compliance	91,708	63,708
Other	303,734	308,427
Total expenses	9,983,262	9,497,376
Income before income tax expense	1,613,074	1,246,413
Income tax expense (Note 7)	650,676	502,830
Net income	$ 962,398	743,583

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2003 and 2002

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2001	$ —	1,922,086	140,344	2,062,430
Net income	—	—	743,583	743,583
Dividends paid	—	(7,944)	(883,927)	(891,871)
Balance at December 31, 2002	—	1,914,142	—	1,914,142
Net income	—	—	962,398	962,398
Dividends paid	—	—	(642,447)	(642,447)
Balance at December 31, 2003	$ —	1,914,142	319,951	2,234,093

See accompanying Notes to Financial Statements.

4

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Cash Flows

For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 962,398	743,583
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	84,989	122,582
(Increase) decrease in receivables from brokers and clearing organizations	(69,146)	433,329
(Decrease) increase in due to Parent Company	(2,981)	108,417
Change in income taxes	132,494	(244,624)
Increase in accrued expenses and other liabilities	100,457	235,387
Increase in other assets	(7,510)	—
Net cash provided by operating activities	1,200,701	1,398,674
Cash flows used by investing activities:		
Purchase of premises and equipment, net	(94,462)	(98,285)
Cash flows used by financing activities:		
Dividends paid to Parent Company	(642,447)	(891,871)
Net increase in cash and cash equivalents	463,792	408,518
Cash and cash equivalents at beginning of year	1,878,547	1,470,029
Cash and cash equivalents at end of year	$ 2,342,339	1,878,547
Supplemental information:		
Income taxes paid to Parent Company	$ 518,182	747,454

See accompanying Notes to Financial Statements.

(1) Organization

Webster Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Webster Bank (the "Parent Company"), which is a wholly-owned subsidiary of Webster Financial Corporation. The Company's primary business is providing securities services including brokerage and investment advice. The Company is a registered investment advisor ("RIA").

Prior to June 24, 1999, the Company offered brokerage services through an independent third party. On June 24, 1999, the Company registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's customer transactions are cleared through a third party broker-dealer on a fully disclosed basis. Accordingly, the Company does not carry customer accounts and is exempt from SEC Rule 15c3-3 pursuant to provision k(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation
The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted ("GAAP") in the United States of America and general practices in the broker-dealer industry. The Company uses the accrual basis of accounting wherein revenues are recognized when earned and expenses are recognized when an obligation has been incurred.

(b) Use of Estimates
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

(c) Reclassifications
Certain financial statement balances as previously reported have been reclassified to conform to the 2003 financial statement presentation.

(d) Fair Values
Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

(e) Cash
Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business.

(f) Furniture, Fixtures and Equipment
Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

(Continued)

(g) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of Webster Financial Corporation. The Company accrues taxes as if it were filing on an individual company basis.

(3) Related Party Transactions

The Company settles its customer transactions through a third party company for execution and clearance in accordance with the terms of a clearance agreement. For the years ended December 31, 2003 and 2002, the Company paid clearance fees of approximately $752,000 and $686,000, respectively, in connection with the aforementioned activities.

Receivables from brokers and clearing organizations includes commissions due on the above mentioned customer transactions from the Company's clearing broker. As these amounts are short-term in nature, the carrying amount approximates fair value.

The Company is allocated its proportional share of the costs of information technology, finance and other departments provided by the Parent Company. During the years ended December 31, 2003 and 2002, approximately $836,000 and $474,000, respectively, was allocated to the Company in relation to this arrangement.

(4) Premises and Equipment, net

A summary of furniture, equipment and leasehold improvements at December 31 is as follows:

		2003	2002
Furniture and equipment	$	603,483	443,999
Leasehold improvements		25,603	25,603
Work in progress		14,324	79,346
		643,410	548,948
Less: accumulated depreciation and amortization		428,822	343,833
	$	214,588	205,115

(Continued)

(5)   Pension and Profit Sharing Plans

The Company participates in the Parent Company's defined benefit pension and 401(k) plans covering all full-time employees who have completed one year of service. The pension plan provides for the Parent Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Parent Company allocates to the Company an expense related to the contributions to the pension and 401(k) plans for employees of the Company. The amounts included in employee compensation and benefits expense for both plans for the years ended December 31, 2003 and 2002 were approximately $123,000 and $115,000, respectively.

The Company participates in the Parent Company's Employee Benefit Plan (the "Benefit Plan"). The Benefit Plan provides health and other benefits to eligible employees and their families. The Company's allocated cost for the Benefit Plan is included in costs allocated from the Parent Company in the accompanying statements of income.

(6)   Net Capital Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires that net capital, as defined, shall be the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from withdrawing equity capital or paying cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 2.5 to 1 and the Company had net capital of $359,117, which exceeded minimum requirements by $300,369. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.6 to 1 and the Company had net capital of $438,950, which exceeded minimum requirements by $388,950.

(Continued)

(7) Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are assumed to be paid or recovered.

Income tax expense for the years ended December 31 consists of the following:

		2003	2002
Current:			
Federal	$	528,291	408,255
State		122,385	94,575
Total	$	650,676	502,830

The Company has no temporary differences under SFAS No. 109 and, accordingly, deferred taxes have not been recognized at December 31, 2003 and 2002.

The difference between the expected tax expense at the Federal rate of 35% and actual tax expense for the years ended December 31 is as follows:

		2003	2002
Federal income tax expense at statutory rate	$	564,576	436,245
Increase due to:			
State income tax expense, net of Federal income tax benefit		78,637	60,763
Meals and entertainment disallowance		7,463	5,822
	$	650,676	502,830

(8) Commitments and Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2003. In connection with the clearance agreement with a third party clearing broker, the Company guarantees related customer transactions.

(Continued)

(9)   Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers through a third party clearing broker. In connection with these activities, a customer's unsettled trades and extension of margin financing by an affiliate may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. As of December 31, 2003, margin balances to customers totaled $111,000. This balance is collateralized by securities held in those customer accounts. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading and margin financing activity. In addition, the third party clearing broker seeks to control the Company's risk associated with customer margin accounts by requiring customers to maintain sufficient collateral to cover margin balances.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by a third party clearing broker pursuant to a clearance agreement. The third party clearing broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

(Continued)

(A Wholly-Owned Subsidiary of Webster Bank)

Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital, as defined:		
Total stockholder's equity	$	2,234,093
Less non-allowable assets:		
Accounts receivable		190,540
Premises and equipment, net		214,588
Cash and cash equivalents held at Parent Company in excess of		
day-to-day operating balances		1,469,848
Net capital		359,117
Computation of alternative net capital requirement:		
The greater of (i) $50,000 or (ii) 6 2/3% of total aggregated		
indebtedness		58,748
Excess net capital	$	300,369
Excess net capital at 1000% [net capital - (.1 x aggregated indebtness)]	$	270,994
Ratio: Aggregate indebtedness to net capital		2.5 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5
as of December 31, 2003)

Note: There is no material difference between the above computation and the Company's calculation which
was included in Part II of Form X-17a-5 as of December 31, 2003.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Computation for Determination of Reserve Requirements
under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2003 and 2002

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2003 and 2002 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2003 and 2002

The Company is exempt from the possession or control requirements under Rule 15c3-3, paragraph (k)(2)(i), of the Securities and Exchange Commission.



KPMG LLP
One Financial Plaza   Telephone 860 522 3200
Hartford, CT 06103-4103   Fax   860 297 5555

The Board of Directors
Webster Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental financial schedules of Webster Investment Services, Inc. (a wholly owned subsidiary of Webster Bank) (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, Webster Investment Services, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, Connecticut
February 24, 2004